Citigroup Global Markets Holdings Inc.	June 22, 2018 Medium-Term Senior Notes, Series N Pricing Supplement No. 2018–USNCH1248 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-216372 and 333-216372-01

Non-Callable Fixed to Floating Rate Leveraged Swap Rate Spread Notes Due June 27, 2022

▪	The notes offered by this pricing supplement are unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. The notes will bear interest at a fixed rate during an initial fixed rate period and, thereafter, will bear interest at a floating rate based on the swap rate spread. The swap rate spread is the 10-Year U.S. Dollar ICE Swap Rate (the “10-year swap rate”) minus the 2-Year U.S. Dollar ICE Swap Rate (the “2-year swap rate”) and will be reset quarterly during the floating rate period. After the initial fixed rate period, interest payments on the notes will vary based on fluctuations in the swap rate spread and may be as low as 0%.

▪	Investors in the notes must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the notes if we and Citigroup Inc. default on our obligations. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Aggregate stated principal amount:	$520,000
Stated principal amount:	$1,000 per note
Pricing date:	June 22, 2018
Issue date:	June 27, 2018
Maturity date:	June 27, 2022
Payment at maturity:	At maturity, you will receive for each note you then hold an amount in cash equal to $1,000 plus any accrued and unpaid interest
Initial fixed rate period:	The period from and including the issue date to but excluding June 27, 2020
Floating rate period:	The period from and including June 27, 2020 to but excluding the maturity date
Interest:

▪  For each interest period during the initial fixed rate period, the notes will bear interest at a fixed rate of 3.00% per annum

▪  For each interest period during the floating rate period, the notes will bear interest at a floating rate equal to 10.25 times the swap rate spread, as determined on the interest determination date for that interest period, subject to a minimum interest rate of 0.00% per annum

After the initial fixed rate period, interest payments will vary based on fluctuations in the swap rate spread. After the initial fixed rate period, the notes may pay a below-market rate or no interest at all for an extended period of time, or even throughout the entire remaining term.

Swap rate spread:	On any interest determination date, the 10-year swap rate minus the 2-year swap rate, each as determined on that interest determination date
Interest determination date:	For any interest period during the floating rate period, the second U.S. government securities business day prior to the first day of that interest period
Interest period:	Each three-month period from and including an interest payment date (or the issue date, in the case of the first interest period) to but excluding the next interest payment date
Interest payment dates:	The 27th day of each March, June, September and December, beginning on September 27, 2018 and ending on the maturity date
Day count convention:	30/360 Unadjusted
Listing:	The notes will not be listed on any securities exchange
CUSIP / ISIN:	17324CWL6 / US17324CWL61
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)(2)	Underwriting fee(3)	Proceeds to issuer
Per note:	$1,000.00	$15.00	$985.00
Total:	$520,000	$7,800	$512,200

(1) On the date of this pricing supplement, the estimated value of the notes is $980.00 per note, which is less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) The issue price for investors purchasing the notes in fiduciary accounts is $985.00 per note.

(3) CGMI will receive an underwriting fee of up to $15.00 for each note sold in this offering. J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the notes and, from the underwriting fee to CGMI, will receive a placement fee of $15.00 for each note they sell in this offering to accounts other than fiduciary accounts. CGMI and the placement agents will forgo an underwriting fee and placement fee for sales to fiduciary accounts. The total underwriting fees and proceeds to issuer in the table above give effect to the actual total underwriting fee. For more information on the distribution of the notes, see “Supplemental Plan of Distribution” in this pricing supplement. In addition to the underwriting fee, CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying product supplement, prospectus supplement and prospectus, which can be accessed via the following hyperlinks:

Product Supplement No. IE-07-04 dated April 7, 2017	Prospectus Supplement and Prospectus each dated April 7, 2017

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.

Additional Information

General. The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, for complete information about the manner in which interest payments on the notes will be calculated and paid, you should read the section “Description of the Notes” in the accompanying product supplement together with the information in this pricing supplement. It is important that you read the accompanying product supplement, prospectus supplement and prospectus together with this pricing supplement in connection with your investment in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement.

No Survivor’s Option. For the avoidance of doubt, the notes offered hereby are not survivor’s option notes and the provisions related to survivor’s option notes in the accompanying product supplement are not applicable.

Business Day Convention. Notwithstanding what is otherwise provided in the accompanying product supplement, if an interest payment date falls on a day that is not a business day (as defined in the accompanying product supplement), the interest payment to be made on that interest payment date will be made on the next succeeding business day. Such payment will have the same force and effect as if made on that interest payment date, and no interest will accrue as a result of delayed payment.

ICE Swap Rates. For the avoidance of doubt, references to a CMS rate in the accompanying product supplement are to the swap rates described in this pricing supplement, and each of the 10-year swap rate and the 2-year swap rate is a “specified CMS rate” for purposes of the accompanying product supplement.

Hypothetical Examples

The table and examples below illustrate hypothetical quarterly interest payments after the initial fixed rate period based on various hypothetical swap rate spread values.

As illustrated below, if the 10-year swap rate is less than or equal to the 2-year swap rate on the applicable interest determination date, the floating interest rate will be the minimum interest rate of 0% and no interest will accrue on the notes for the related interest period.

The table and examples are for purposes of illustration only and have been rounded for ease of analysis. The actual interest payments after the initial fixed rate period will depend on the actual value of the swap rate spread on each interest determination date. The applicable interest rate for each interest period will be determined on a per annum basis but will apply only to that interest period.

Hypothetical Swap Rate Spread(1)	Hypothetical Interest Rate per Annum(2)	Hypothetical Quarterly Interest Payment per Note(3)
-1.000%	0.000%	$0.00
-0.800%	0.000%	$0.00
-0.600%	0.000%	$0.00
-0.400%	0.000%	$0.00
-0.200%	0.000%	$0.00
0.000%	0.000%	$0.00
0.200%	2.050%	$5.125
0.400%	4.100%	$10.25
0.600%	6.150%	$15.375
0.800%	8.200%	$20.50
1.000%	10.250%	$25.625

_______________________________

(1) Hypothetical swap rate spread = (the 10-year swap rate minus the 2-year swap rate), where the 10-year swap rate and the 2-year swap rate are each determined on the second U.S. government securities business day prior to the beginning of the applicable interest period.

(2) Hypothetical interest rate per annum for the interest period = 10.25 × the swap rate spread, subject to the minimum interest rate of 0.00%.

(3) Hypothetical quarterly interest payment per note = (i) the stated principal amount of $1,000 multiplied by the applicable interest rate per annum divided by (ii) 4.

Example 1: The swap rate spread is 0.400% on an interest determination date.

In this case, the per annum interest rate for the applicable interest period would be 4.10% (equal to 10.25 times the swap rate spread of 0.400%), and the interest payment due on the related interest payment date would be equal to $10.25 per note.

Example 2: The swap rate spread is -0.400% on an interest determination date.

Because 10.25 times the swap rate spread of -0.400% would result in a per annum interest rate of -4.10%, which is less than the minimum interest rate of 0.00%, the interest rate for that interest period would be 0.00% and there would be no interest payment on the related interest payment date.

PS-2

Citigroup Global Markets Holdings Inc.

Summary Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with fluctuations in the swap rate spread. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisors as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Notes” beginning on page IE-6 in the accompanying product supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

▪	After the initial fixed rate period, the notes will pay interest at a floating rate that may be as low as 0% on one or more interest payment dates. The floating interest payments on the notes will vary based on fluctuations in the swap rate spread. If the swap rate spread narrows, interest payments on the notes will be reduced, and if the swap rate spread is 0% for any interest period during the floating rate period, the notes will pay no interest at all for that interest period. The swap rate spread is influenced by many complex economic factors and is impossible to predict. After the initial fixed rate period, it is possible that the notes will pay a below-market rate or no interest at all for an extended period of time, or even throughout the entire remaining term of the notes. Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in the notes, in real value terms, if you receive below-market or no interest payments after the initial fixed rate period.

▪	The notes may pay below-market or no interest during the floating rate period if short-term interest rates rise. Although there is no single factor that determines swap rate spreads, swap rate spreads have historically tended to fall when short-term interest rates rise. Short-term interest rates have historically been highly sensitive to the monetary policy of the Federal Reserve Board. Accordingly, one significant risk assumed by investors in the notes is that the Federal Reserve Board may pursue a policy of raising short-term interest rates, which, if historical patterns hold, would lead to a decrease in the swap rate spread. In that event, the floating rate payable on the notes may decline significantly, possibly to 0%. It is important to understand, however, that short-term interest rates are affected by many factors and may increase even in the absence of a Federal Reserve Board policy to increase short-term interest rates. Furthermore, it is important to understand that the swap rate spread may decrease even in the absence of an increase in short-term interest rates because it, too, is influenced by many complex factors. See “About Constant Maturity Swap Rates” in the accompanying product supplement.

▪	The floating interest rate on the notes may be lower than other market interest rates. The floating interest rate on the notes will not necessarily move in line with general U.S. market interest rates or even swap rates and, in fact, may move inversely with general U.S. market interest rates, as described in the preceding risk factor. For example, if there is a general increase in swap rates but shorter-term rates rise more than longer-term rates, the swap rate spread will decrease, as will the floating rate payable on the notes. Accordingly, the notes are not appropriate for investors who seek floating interest payments based on general market interest rates.

▪	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

▪	Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity. The value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

▪	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	The difference between the 10-year swap rate and the 2-year swap rate may not be as great as the difference between swap rates of different maturities. The floating interest payments on the notes may be less than they would be if the notes were linked to the spread between the 10-year swap rate and a swap rate with a shorter maturity than 2 years, or linked to the spread between the 2-year swap rate and a swap rate with a longer maturity than 10 years.

▪	The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, is less than the issue price. The difference is attributable to certain costs associated with selling, structuring and

PS-3

Citigroup Global Markets Holdings Inc.

hedging the notes that are included in the issue price. These costs include (i) the placement fees paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

▪	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the swap rate spread and interest rates. CGMI’s views on these inputs and assumptions may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

▪	The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not an interest rate that is payable on the notes.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity. Our internal funding rate is not an interest rate that we will pay to investors in the notes.

▪	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

▪	The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the level and volatility of the swap rate spread and a number of other factors, including expectations of future levels of swap rates, the level of general market interest rates, the time remaining to maturity and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

▪	The calculation agent, which is our affiliate, will make important determinations with respect to the notes. If certain events occur, Citibank, N.A., as calculation agent, will be required to make certain discretionary judgments that could significantly affect one or more payments owed to you under the notes. Such judgments could include, among other things, determining the level of a swap rate if it is not otherwise available on an interest determination date and selecting a successor rate if a swap rate is discontinued. Any of these determinations made by Citibank, N.A. in its capacity as calculation agent may adversely affect any floating interest payment owed to you under the notes.

▪	Our offering of the notes does not constitute a recommendation to invest in an instrument linked to the swap rate spread by CGMI or its affiliates or by the placement agents or their affiliates. You should not take our offering of the notes as an expression of our, or the placement agent or its affiliates’, views about how the swap rate spread will perform in the future or as a recommendation to invest in any instrument linked to the swap rate spread, including the notes. As we and the placement agents and their affiliates are part of global financial institutions, our affiliates and the placement agents and their affiliates may, and often do, have positions (including short positions), and may publish research or express opinions, that in each case conflict with an

PS-4

Citigroup Global Markets Holdings Inc.

investment in the notes. You should undertake an independent determination of whether an investment in the notes is suitable for you in light of your specific investment objectives, risk tolerance and financial resources.

▪	The manner in which swap rates are calculated may change in the future. The method by which swap rates are calculated may change in the future, as a result of governmental actions, actions by the publisher of swap rates or otherwise. We cannot predict whether the method by which swap rates are calculated will change or what the impact of any such change might be. Any such change could affect the level of the swap rate spread in a way that has a significant adverse effect on the notes.

▪	Hedging and other trading activities by our affiliates may affect the determinations of the swap rates and the swap rate spread. Swap rates are determined based on tradable quotes for U.S. dollar fixed-for-floating interest rate swaps of the relevant maturities sourced from electronic trading venues. Our affiliates and the placement agents and their affiliates may engage in trading activities on these electronic trading venues, in order to hedge our obligations under the notes, as part of their general business activities or otherwise. These trading activities could affect the levels of the swap rates in a way that has a negative effect on the interest rate payable under the notes. They could also result in substantial returns for our affiliates or the placement agents or their affiliates while the value of the notes declines. In engaging in these trading activities, neither our affiliates nor the placement agents and their affiliates will have any obligation to consider your interests as an investor in the notes.

▪	Uncertainty about the future of LIBOR may affect swap rates in a way that adversely affects the return on and the value of the notes. A swap rate, at any time, is the market rate for the fixed leg of a fixed-for-floating interest rate swap entered into at that time with the applicable maturity, where the floating leg is based on 3-month U.S. dollar LIBOR. As a result, swap rates are significantly influenced by 3-month U.S. dollar LIBOR and expectations about future levels of 3-month U.S. dollar LIBOR. On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that the FCA intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the LIBOR administrator. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR, whether LIBOR rates will cease to be published or supported before or after 2021 or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. It is also impossible to predict the impact of any LIBOR-related developments on the method of calculation or the values of swap rates. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR, including for purposes of the interest rate swaps underlying the swap rates, and it is impossible to predict the effect of any such alternatives on the value of securities, such as the notes, that are linked to such swap rates. Any changes to 3-month U.S. dollar LIBOR or the calculation of swap rates, and any uncertainty at what these changes may be, may affect the swap rates in a way that adversely affects your return on and value of the notes.

PS-5

Citigroup Global Markets Holdings Inc.

Information About the Swap Rate Spread

The notes will pay interest during the floating rate period based on the difference, or spread, between two swap rates of different maturities—the 10-year swap rate and the 2-year swap rate. The rate for each of the 10-year swap rate and the 2-year swap rate, at any time, is the market rate for the fixed leg of a conventional fixed-for-floating U.S. dollar interest rate swap entered into at that time with the applicable maturity (i.e., 10 years or 2 years, as applicable), as more fully described in the section “About Constant Maturity Swap Rates” in the accompanying product supplement. References to “CMS rates” in the accompanying product supplement are to the swap rates described in this pricing supplement. The relationship between swap rates of different maturities may be depicted by a curve on a graph that plots maturities on the x-axis and the applicable swap rate on the y-axis. See “About Constant Maturity Swap Rates” in the accompanying product supplement for examples of swap rate curves. Interest payments on the notes during the floating rate period will depend on changes in the steepness of this swap rate curve. If the swap rate curve steepens, such that the difference between the 10-year swap rate and the 2-year swap rate becomes greater, the floating interest payments on the notes will generally increase. Conversely, if the swap rate curve flattens or becomes inverted, such that the difference between the 10-year swap rate and the 2-year swap rate becomes smaller or negative, the floating interest payments on the notes will generally decrease, possibly to zero.

Many complex economic factors may influence swap rates and the spread between swap rates of different maturities. Accordingly, it is not possible to predict the future performance of any swap rate or the spread between swap rates of different maturities. You should not purchase the notes unless you understand and are willing to accept the significant risks associated with exposure to future changes in the swap rate spread.

For information about how the 10-year swap rate and the 2- year swap rate will be determined on each interest determination date, see “Description of the Notes—Terms Related to a Specified CMS Rate—Determining a Specified CMS Rate” in the accompanying product supplement. The 10-year swap rate and the 2-year swap rate are calculated by ICE Benchmark Administration Limited based on tradable quotes for U.S. dollar fixed-for-floating interest rate swaps of the relevant maturity that are sourced from electronic trading venues.

Historical Information

The graph below shows the daily value of the swap rate spread for each day such value was available from January 2, 2008 through June 22, 2018 using historical data obtained from Bloomberg. The historical values of the swap rate spread should not be taken as an indication of the future values of the swap rate spread during the term of the notes.

The swap rate spread at 11:00 a.m. (New York time) on June 22, 2018 was 0.162%.

Historical Swap Rate Spread (%) January 2, 2008 to June 22, 2018

PS-6

Citigroup Global Markets Holdings Inc.

United States Federal Tax Considerations

In the opinion of our tax counsel, Davis Polk & Wardwell LLP, the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments,” and the remaining discussion assumes this treatment is respected. This discussion herein does not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Internal Revenue Code of 1986, as amended.

If you are a U.S. Holder, you will be required to recognize interest income at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. We are required to construct a “projected payment schedule” in respect of the notes representing a payment or a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. The amount of interest you include in income in each taxable year based on the comparable yield will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payments on the notes as determined under the projected payment schedule.

We have determined that the comparable yield for a note is a rate of 3.014%, compounded quarterly, and that the projected payment schedule with respect to a note consists of the following payments (subject to the applicable business day convention):

September 27, 2018	$7.500	March 27, 2020	$7.500	September 27, 2021	$8.202
December 27, 2018	$7.500	June 27, 2020	$7.500	December 27, 2021	$8.972
March 27, 2019	$7.500	September 27, 2020	$4.534	March 27, 2022	$9.687
June 27, 2019	$7.500	December 27, 2020	$5.504	June 27, 2022	$1,010.109
September 27, 2019	$7.500	March 27, 2021	$6.445
December 27, 2019	$7.500	June 27, 2021	$7.372

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts that we will pay on the notes.

Upon the sale or exchange of the notes (including retirement upon early redemption or at maturity), you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. Your adjusted tax basis will equal your purchase price for the notes increased by interest income previously included on the notes (without regard to the adjustments described above) and decreased by prior payments according to the projected payment schedule. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior net interest inclusions on the note and as capital loss thereafter.

Subject to the discussions in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying prospectus supplement, if you are a Non-U.S. Holder (as defined in the accompanying prospectus supplement) of notes, under current law you generally will not be subject to U.S. federal withholding or income tax in respect of payments on or amounts received on the sale, exchange, redemption or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $15.00 for each note sold in this offering. The amount of the underwriting fee to CGMI will be equal to the placement fee paid to the placement agents. J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the notes and, from the underwriting fee to CGMI, will receive a placement fee of $15.00 for each note they sell in this offering to accounts other than fiduciary accounts. CGMI and the placement agents will forgo an underwriting fee and placement fee for sales to fiduciary accounts. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

PS-7

Citigroup Global Markets Holdings Inc.

Secondary market sales of notes typically settle two business days after the date on which the parties agree to the sale. Because the original issue date for the notes is more than two business days after the pricing date, investors who wish to sell the notes at any time prior to the second business day preceding the original issue date will be required to specify an alternative settlement date for the secondary market sale to prevent a failed settlement. Investors should consult their own investment advisers in this regard.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

Certain Selling Restrictions

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area.  For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii)	a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Directive 2003/71/EC; and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

For a period of approximately three months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time.  See “Summary Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Global Markets Holdings Inc., when the notes offered by this pricing supplement have been executed and issued by Citigroup Global Markets Holdings Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes and the related guarantee of Citigroup Inc. will be valid and binding obligations of Citigroup Global Markets Holdings Inc. and Citigroup Inc., respectively, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the notes.

In giving this opinion, Davis Polk & Wardwell LLP has assumed the legal conclusions expressed in the opinions set forth below of Scott L. Flood, General Counsel and Secretary of Citigroup Global Markets Holdings Inc., and Barbara Politi, Assistant General Counsel—Capital Markets of Citigroup Inc. In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated April 7, 2017, which has been filed as an exhibit to a Current Report on Form 8-K filed by Citigroup Inc. on April 7, 2017, that the indenture has been duly authorized, executed and delivered by, and is a valid, binding and enforceable agreement of, the trustee and that none of the terms of the notes nor the issuance and delivery of the notes and the related guarantee, nor the compliance by

PS-8

Citigroup Global Markets Holdings Inc.

Citigroup Global Markets Holdings Inc. and Citigroup Inc. with the terms of the notes and the related guarantee respectively, will result in a violation of any provision of any instrument or agreement then binding upon Citigroup Global Markets Holdings Inc. or Citigroup Inc., as applicable, or any restriction imposed by any court or governmental body having jurisdiction over Citigroup Global Markets Holdings Inc. or Citigroup Inc., as applicable.

In the opinion of Scott L. Flood, Secretary and General Counsel of Citigroup Global Markets Holdings Inc., (i) the terms of the notes offered by this pricing supplement have been duly established under the indenture and the Board of Directors (or a duly authorized committee thereof) of Citigroup Global Markets Holdings Inc. has duly authorized the issuance and sale of such notes and such authorization has not been modified or rescinded; (ii) Citigroup Global Markets Holdings Inc. is validly existing and in good standing under the laws of the State of New York; (iii) the indenture has been duly authorized, executed and delivered by Citigroup Global Markets Holdings Inc.; and (iv) the execution and delivery of such indenture and of the notes offered by this pricing supplement by Citigroup Global Markets Holdings Inc., and the performance by Citigroup Global Markets Holdings Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York.

Scott L. Flood, or other internal attorneys with whom he has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to his satisfaction, of such corporate records of Citigroup Global Markets Holdings Inc., certificates or documents as he has deemed appropriate as a basis for the opinions expressed above. In such examination, he or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Global Markets Holdings Inc.), the authenticity of all documents submitted to him or such persons as originals, the conformity to original documents of all documents submitted to him or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

In the opinion of Barbara Politi, Assistant General Counsel—Capital Markets of Citigroup Inc., (i) the Board of Directors (or a duly authorized committee thereof) of Citigroup Inc. has duly authorized the guarantee of such notes by Citigroup Inc. and such authorization has not been modified or rescinded; (ii) Citigroup Inc. is validly existing and in good standing under the laws of the State of Delaware; (iii) the indenture has been duly authorized, executed and delivered by Citigroup Inc.; and (iv) the execution and delivery of such indenture, and the performance by Citigroup Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the General Corporation Law of the State of Delaware.

Barbara Politi, or other internal attorneys with whom she has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to her satisfaction, of such corporate records of Citigroup Inc., certificates or documents as she has deemed appropriate as a basis for the opinions expressed above. In such examination, she or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Inc.), the authenticity of all documents submitted to her or such persons as originals, the conformity to original documents of all documents submitted to her or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

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PS-9